UNITED STATES
                  SECURITIES EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           FORM 10SB-12G

           GENERAL FORM FOR REGISTRATION OF SECURITIES

               Pursuant to Section 12(b) or (g) of
               The Securities Exchange Act of 1934


             FLORIDINO'S INTERNATIONAL HOLDINGS INC.
        ----------------------------------------------------
       (Exact name of registrant as specified in its charter)

        FLORIDA                             59-3479186
        --------                           ------------
(State or other jurisdiction             (I.R.S. Employer
of incorporation or organization)        Identification No.)

3560 Cypress Gardens Road
Winter Haven, Florida                         33884
----------------------------------            -----
(Address of principal executive offices)    (Zip Code)


Registrant's telephone number             (941) 326-1006
                                          --------------

Securities to be registered pursuant to Section 12(g) of the Act:

                5,517,000 Shares of Voting Common Stock

Check here whether the issuer (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                  Yes   X      No

As of June 30, 1999, the following shares of the Registrant's common stock were issued and outstanding:

25,000,000 shares authorized, $0.01 par value
 5,517,000 issued and outstanding

Item 1.   DESCRIPTION OF THE BUSINESS

HISTORY AND ORGANIZATION

FLORIDINO'S INTERNATIONAL HOLDINGS INC., (the "Company"), was organized in June 1997 under the laws of the State of Florida, having the stated purpose of engaging in any lawful act or activity for which corporations may be organized under the General Corporation Law of Florida.

The Company designs, develops, owns and operates family style neighborhood Italian food restaurants featuring freshly prepared, moderately priced pizza and pasta dishes. Its operations encompass three segments from which the Company seeks to generate revenue: operation of restaurants, production and sale of frozen foods and franchising of the Company's restaurant concept.

The restaurant segment of the Company produces and provides food products through restaurant outlets. The products focus on Italian foods such as pasta, pizza, sandwiches and salads as an alternative to the quick serve food industry which offer hamburgers, chicken and fried fish. In March 1999, new management took over the Company and decided to discontinue operations at four of the Company's five (5) restaurants which the Company was operating. Management determined that the restaurants were not producing enough revenue for the Company and that the style and concept of these restaurants were outdated. After discontinuing operation of four of these five restaurants, the Company revamped the style and concept of the remaining restaurants and developed it into a full service contemporary design restaurant operating under the name "Michael's Italian Restraurant". The location of this restaurant is in North Lakeland, Florida.

Since then, the Company has opened an additional restaurant in New York operating under the name "Floridino's Cafe" which provides upscale sandwiches, soups, salads and personal size pizza. This restaurant incorporates the Company's new self-service "in-line" upscale concept. The Company intends to re-open at least two (2) additional restaurants by the end of 1999. These new restaurants will operate under the name "Floridino's Fast Italian" and will be situated in the State of Florida. All of the Company's restaurants will emphasize the prior success of the Company's calzone which is marketed by the Company as "The World's Biggest Calzone".

The Company has entered into leases for the sites of each of the two (2) new restaurants and has begun construction and development of each establishment with a target opening date of December 1, 1999. The Company has secured a lease for one location in Del Rey Beach Florida, which is approximately 1,250 square feet. The second location has been secured by the Company in Lake Wales, Florida which is approximately 5,000 square feet.

The Company also operates a frozen foods segment which develops and produces frozen food products including calzones, pizza and pazzo rolls. This segment operates from a 7,000 square foot operating plant in Lakeland, Florida. New management which assessed the Company in April 1999 decided to temporarily close the plant after finding that its production facility and capacity were inadequate to meet any significant demand for the Company's frozen food product. After a renovation of the plant and acquisition of new machinery and equipment, the Company reopened the plant in September 1999 with the goal of commencing production of the Company's trademark frozen food products such as its breakfast calzone, pazzo rolls and frozen pizzas. The Company seeks to market and sell its frozen food products through grocery and convenience stores as well as food service entities such as restaurants, caterers and institutional accounts. The frozen food manufacturing segment operates under the name "Floridino's Specialties Inc." which is a wholly owned subsidiary of the Company.

The third segment of the Company's operations encompasses the franchising and licensing of the Company's concept, trademark products and recipes. The pertinent terms of each franchise runs for ten (10) years, granting the franchisee use of the Company's marks and goodwill, and payment by the franchisee of two (2.0%) percent of the gross revenues generated by the franchisee along with a royalty fee. The Company originally had franchise agreements with ten (10) entities which operated restaurants under the Company's concept and pursuant to executed franchise agreements. Out of these ten entities, seven have defaulted in their respective franchise agreements and the Company has sought to terminate its agreement with such entities. The Company intends to implement its new in-line upscale concept in its franchise stores for the purpose of generating their additional revenue and uplifting the image and style of all restaurants bearing its name. Subsequent to the implementation of its concept, the Company will charge new franchisees a straight four (4%) percent of the gross revenues generated along with a royalty fee. The Company also intends on seeking additional solicitation for franchises under the Company's newer upscale concept which will include strict quality controls and adherence to this new concept. The new management also believes that franchising the Company's name and its products to individual operators throughout the Company will also benefit the Company and provide an added source of revenue. The Company is committed to developing a strong franchise system by seeking experienced operators, by expanding its system in a controlled manner and by closely monitoring the performance of each franchisee to help insure adherence to the Company's standards of operations. The main source of income of this segment is generated through the sale of franchises and franchise fees. The franchise segment operates under the name "Floridino's International Inc.", which is a wholly owned subsidiary of the Company.

In November 1998, the Company acquired complete ownership of two New York entities, named "Zoop Soups Inc." and "Floridino's Inc.". The purpose of acquiring these entities was to expand the Company's operations into the New York area and to also allow the Company to develop a segment which will generate revenue for the Company beyond the pasta industry. The Company also hopes to gain a seasonal source of revenue from the Zoop Soups concept which focuses on the sale of specialized gourmet soups to the public from its retail outlet stores. A major portion of the revenue of Zoop Soups is generated during the winter months when the revenue of the Company seasonally decreases. The Zoop Soup concept is incorporated into the Company's corporate restaurant segment.

The Company intends to hire a consultant to oversee the daily operations of the Company's restaurants. The Company believes that by retaining a separate group to handle the day to day activities as a restaurant, it can better manage and oversee the overall operations of the Company. Any relationship shall be premised on a performance based approach whereby the consultant will be allowed to continue to oversee the daily operations of the Company so long as it meets specified performance milestones set by the Company. The consultant group shall also oversee the training of staff, promotions and advertising. The Company believes this will induce and inspire an aggressive management approach by a consultant thereby effectuating positive results
for the Company.   Additionally, the consultant will engage in
the research and development of new products and concepts as it relates to the restaurant segment.

The Company has retained a separate consulting group, The Ephraim Group, to oversee the entire production facility and development of the Company's frozen food line. The terms of the parties agreement is for five (5) years. In consideration of such services, The Ephraim Group shall receive One Hundred Thousand (100,000) shares of restricted common stock in the Company for the first year of the Agreement. The Company shall each year thereafter compensate the Consultant in relation to the work performed by providing the Consultant or its nominees with One Hundred Thousand (100,000) warrants each of which will entitle the Consultant to purchase one share of restricted common stock in the Company for a price of $2.00 per share during the second year of the agreement, $3.00 per share during the third year of the agreement and $4.00 per share during the fourth and fifth year of the agreement. The relationship with The Ephraim Group rests on a performance based approach. The Ephraim Group also engages in the research and development for the Company in regard to the frozen foods segment. The results of The Ephraim Group's research reflected that the Company required a modernization of its production plant by acquiring new machinery which would streamline the production of the Company's products and increase its capacity. To this end, the Company has expended approximately $400,000 to acquire new machinery and modernize its plant.

Management of the Company is intent on spreading, and thereby limiting, the Company's dependence on a single segment of the market. It has therefore targeted the three areas mentioned. Management believes each of these segments represent substantial growth opportunities for the Company while at the same time spreading the company's risk and dependence on a single segment.

The Company recognizes vast competition in both the restaurant and frozen food industry. In response to this, it has targeted a niche area specializing in calzones and pazzo rolls which have limited competition. This niche area will be exploited by management by commencing a national marketing campaign which will set the Company's products apart from other nationally marketed frozen foods. Management will insist on an aggressive and innovative market approach in order to develop and cultivate long term growth for the Company with an aim at minimizing reliance on any particular segment in the food industry.

The Company maintains another subsidiary, Toho Holdings, Inc., which is wholly owned by the Company. Its sole purpose of Toho Holdings is to acquire, sell and hold title to all real estate on behalf of the Company. Currently, Toho Holdings holds title to four parcels of land in Florida. The Company intends to sell three of these parcels for the purpose of acquiring additional funds to assist with the expansion and further development of the Company. The additional two parcels held by Toho Holdings include the real estate where the Company's corporate headquarters are located and the site of the Company's frozen food plant in Lakeland, Florida.

The Company has an additional three wholly owned subsidiaries. Floridino's Express, Inc., is a corporate restaurant under construction in Lake Wales, Florida. The restaurant is one of the Company's new prototype restaurants which seeks to build on the upscale fast food concepts. Floridino's Inc., is the Company's corporate restaurant which operates in New York City. This restaurant has also implemented the Company's upscale fast food concept, incorporating the Zoop Soup name. Zoops Soups Inc., is a New York entity, which provides the Zoop Soups name and products to the Company's New York City restaurant.

The Company also is the owner of various trademarks and service marks which are utilized by the Company in the course of its business. The service mark "Home of the World's Largest Calzone" is utilized to promote the Company's restaurant division and also the frozen foods division. The service mark "Floridino's" is used to promote all three of the Company's divisions which utilize the Floridino's name. The service mark "Zoop Soups" was acquired by the Company during the course of its acquisition of Zoop Soups Inc., and is used to promote the Zoop Soups concept in the restaurant operated by the Company in New York City. The trademark "Everything's Going Pazzo at Floridino's" is used to promote the Company's restaurant division and also by the franchisees under the terms and conditions of their respective Franchise Agreements.

As of June 30, 1999, there were approximately 55 employees of the Company. Within the next year, and as the Company opens additional restaurants and expands its frozen food segment, the Company will hire additional employees. As the number of employees increases, any rise in the cost of labor will have a more significant impact on the Company which may in turn cause the Company to increase its prices.

The frozen food products which are produced by the Company are subject to inspection and approval by the U.S. Department of Agriculture. The Company facilitates inspection by the requisite government inspector on the premises of the Company's production plant who insures that all of the goods produced by the Company are in compliance with the regulations and guidelines of the Department of Agriculture.

Item 2.    FINANCIAL INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The Company designs, develops, owns and operates family style neighborhood Italian food restaurants featuring freshly prepared, moderately priced pizza and pasta dishes. Its operations encompass three segments from which the Company seeks to generate revenue: operation of restaurants, production and sale of frozen foods and franchising of the Company's restaurant concept.

During the past two years, the Company's operations failed to realize net income due to a decrease in revenue and reduction in patrons to its restaurants. The Company also experienced a decrease in franchising fees and royalties as the franchise stores operating under the Company's concept were also experiencing decreased revenue. This led the Company to believe that it required a new approach to its operations. The Company's management was replaced in March 1999 and new management has sought an aggressive approach to develop and market the Company's product which management believes is of very high quality. New management determined that the Company's restaurants required a fresher, more-upscale image and ambiance to attract customers.

The Company in the past year has raised funding of approximately $1.4 million which has been used to revamp and reconstruct the Company's operations. These funds have been used to modernize the Company's frozen foods development plant by acquiring equipment to streamline the operation of this segment and also to construct and develop its New York restaurant. Management's goal is to have a state of the art processing plant producing the Company's line of frozen foods. The Company has also expended the funds it has raised to revamp its restaurant concept. New management determined that the Company should create restaurants which were more upscale and esthetically pleasing to customers than those previously operated. As a result the Company shut all but one of its restaurants. It then implemented its new concept at its only full service restaurant in Florida. The Company at this time intends on opening at least two additional restaurants in the Florida area and has entered into two (2) leases at separate sites for the construction of new establishments.

Funding of the Company's reconstruction and revamping has been undertaken primarily through the private sale of equity in the Company. The funds were used to repay previous debts of the Company, acquire new plant and equipment and machinery for the development of the Company's frozen food concept and for the allocation of costs associated with the development of the Company's new restaurants. The Company believes that it has the capacity to raise additional funds if and when they are required. Additional funds may be raised through the sale of the parcel of real estate held by the Company. Additionally, the Company believes that its newly developed concept and operations will attract investors in placing additional funds with the Company. At this time, the Company has no line of credit with any financial institution. However, the Company believes that its new operations and developed concept will generate sufficient revenue during the next twelve months which will enable the Company to secure a line of credit with a financial institution. Also, the Company's newly acquired plant, equipment and machinery enable the Company to utilize these assets as collateral in securing loans or funding in the event the Company requires funding.

During the next year, the main source of revenue for the Company is expected to be that generated through the restaurant segment and frozen food segment as it is these segments that the Company has primarily focused on during its revamping and reconstruction of operations. The primary expenses which the Company has incurred during the reconstruction of its operations have been associated with the purchase of new equipment and machinery for its frozen food segment and for the development of its production plant in Lakeland, Florida.

Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will forego any compensation until such time as the Company begins to generate sufficient income in the Company to cover such expenses. However, if the Company engages outside advisors or consultants in search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. There is no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

The Company does not intend on acquiring or merging with any other entity at this time. If in the future the Company generates sufficient revenue and income and determines that it would be feasible to acquire another entity, then the Company will consider such a transaction.

During the next twelve (12) months, the Company also expects to raise additional funds through the sale of its real estate properties located at 300 Cypress Gardens Road, Winter Haven, Florida and 1810 Third Street SE, Winter Haven, Florida. The sale of both these parcels of land is expected to provide the Company with approximately $250,000 in funding after encumbrances and mortgages on these properties are extinguished.

In the opinion of management, inflation at this time has not and will not have a material effect on the operations of the Company. Management focuses on the long term growth of the Company and therefore any increase in inflation or jump in the price of raw goods purchased by the Company will not result in an immediate increase in prices to the consumer. Management believes that a increase in its prices may lead to a loss of customers and therefore hinder the Company's long term growth. At any course however, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations and proceed accordingly.

The Company would consider raising its prices in the event there is a significant increase in the cost of labor. As of June 30, 1999, there were approximately 55 employees of the Company. Within the next year, and as the Company opens additional restaurants and expands its frozen food segment, the Company will hire additional employees. As the number of employees increases, any rise in the cost of labor will have a more significant impact on the Company which may in turn cause the Company to increase its prices.

The Company's viability to generate revenue and income is dependent on the successful implementation of its new upscale restaurant concept and the ability to produce quality frozen food products at its production plant. The Company's operating history, including its losses and revenues, primarily reflect its operations for the past year. The Company had for the year ending December 31, 1998 $1,705,650 in revenue and a net loss from operations of $(519,187). As of December 31, 1998 the Company had a net capital equity of $380,500.


YEAR 2000 DISCLOSURE

The Company is actively addressing the issues related to the date change in year 2000. This is necessary because many computer systems were programmed using only two digits to contain the year in the date fields. On January 1, 2000, many of these programs will fail to perform date calculations correctly and produce erroneous results. This could temporarily prevent the Company from processing business transactions. The Company began efforts to address this issue.

Currently, all computer systems including both IT and non-IT systems and work is underway to remedy those systems deemed to be year 2000 non-compliant. The non-IT systems are primarily systems with embedded processors such as telephones and security systems. The remediation of the IT and non-IT systems is expected to be completed by the end of 1999. The Company has obtained letters of certification from its mission critical computer systems and software vendors.

The costs associated with the remediation efforts have been internally generated. Any external costs, projected to be incurred, to achieve compliance will be funded from the Company's existing working capital and are not expected to be material in nature.

There are significant risks associated with the year 2000 issues. Many of these risks such as those associated with electrical power or telecommunications are outside the reasonable control of the Company. Although the Company believes its remediation and contingency planning efforts adequately identify and address the year 2000 issues that are within the Company's reasonable control, there can be no assurance that the Company's efforts will be fully effective. Due to the significant risks, the Company's management is monitoring these efforts very closely.

SELECTED FINANCIAL DATA SCHEDULE

             FLORIDINO'S INTERNATIONAL HOLDINGS INC.
                     FINANCIAL DATA SCHEDULE
                 FOR THE YEAR ENDED DECEMBER 31, 1999

                               For the Year        From the Year
                                  Ended                Ended
                              Dec. 31, 1999        Dec. 31, 1998
                              -------------        -------------
Cash and Cash Items            $ 15,502             $      0
Marketable Securities                 0                    0
Notes and Accounts Receivable    11,826               12,250
Allowances for doubtful accounts      0                    0
Inventory                        15,083               18,535
Other Current Assets             69,906                8,191
Total Current Assets            112,317               38,976
Property, plant and equipment   725,268              336,379
Accumulated depreciation       -213,246             -130,408
Total assets                    631,198              258,618
Total current liabilities       897,464              479,053
Bonds, mortgages and debt        71,584              326,459
Preferred stock - redemption          0                    0
Common stock                      4,959                2,518
Other stockholders' equity      (18,450)                   0
Total Liabilities and          (385,519)            (549,412)
 Stockholders' equity           631,198              258,618

Net Sales of Tangible
    Products                  1,577,564            1,478,196
Total Revenues                1,705,650            1,618,064
Cost of Tangible Goods Sold     573,966              514,767
Total Costs and Expenses
    Applicable to sales
    and revenues              1,512,316            1,294,037
Other costs and expenses        380,632              190,740
Provision for doubtful accounts       0                    0
Interest and amortization of
    Debt discount                     0                    0
Income before taxes and
    and other items            (380,632)            (190,740)
Income tax expenses                   0                    0
Income/loss continuing
    operations                 (380,632)            (190,740)
Discontinued operations        (122,880)             (65,602)
Extraordinary items             (15,675)                   0
Cumulative Effect - changes in
    Accounting principles             0                    0
Net Income or loss             (519,187)            (256,342)

Item 3.    DESCRIPTION OF PROPERTY

The company's administrative offices are located at 3560 Cypress
Gardens Road, Winter Haven Florida 33884. The Company, through its subsidiary Toho Holdings Ltd., is the owner of the parcel of land on which its administrative offices are located.

Additionally, the Company maintains a production plant located at 8141 State Road 33 North, in Lakeland, Florida from where it produces its frozen food products. The production plant is approximately 7,000 square feet. An expansion of the Company's production plant would likely occur once additional funding is raised. The Company, through its subsidiary, Toho Holdings Ltd., is also seeking to acquire the parcel of land on which its principal plant is located. The land size is approximately 7 acres and the company has entered into a Contract to purchase the plant and the land which the plant is situated for the sum of $225,000.

The Company, through its subsidiary Toho Holdings, is also the owner of additional parcels of land located at 300 Cypress
Gardens Road, Winter Haven, Florida; 1810 Third Street SE, Winter
Haven, Florida; 8135 Highway 33N, Lakeland, Florida.

The Company also is the owner of various trademarks and service marks which are utilized by the Company in the course of its business. These are as follows: The service mark "Home of the World's Largest Calzone" bearing ser. no. 74-468,809 and filed December 143, 1993; The service mark "Floridino's" bearing ser. no. 74-468,810 and filed December 13, 1993; "The service mark "Zoop Soups"; The trademark and design of "Floridino's, Home of the World's Largest Calzone" and the trademark and design of "Everything's Going Pazzo at Floridino's".


Item 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
           AND MANAGEMENT

The following table sets forth the information, to the best knowledge of the Company as of June 30, 1999, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group.


Name and Address of      Amount and Nature of            Percent
Beneficial Owner         Beneficial Ownership            of Class
----------------         --------------------            --------

Michael Floridino               999,700                   18.12%
3560 Cypress Gardens Road
Winter Haven, Florida 33884

Hynford Holdings Ltd.           500,000                    9.06%
Cable Beach Court - STE #1
Nassau, Bahamas

Toho Ventures Ltd.            1,680,000                   30.45%
494 LaGuardia Place
New York, New York 10012

George Pirgousis                  8,000                     .10%
494 LaGuardia Place
New York, New York 10012

All Directors and Named
Executive Officers as
 group                        2,687,700                   48.67%


Toho Ventures Ltd., is fully owned by the Company's Chief
Executive Officer, Nick Pirgousis, who is also beneficial owner of all the outstanding shares of the Company belonging to each entity.

Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, regarding the determination of beneficial owners of securities, includes as beneficial owners of securities, among others, any person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power and/or investment power with respect to such securities; and, any person who has the right to acquire beneficial ownership of such security within sixty days through a means, including, but not limited to, the exercise of any option, warrant, right or conversion of a security. Any securities not outstanding that are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person, but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

The Company has been advised that each of the persons listed above has sole voting, investment, and dispositive power over the share indicated above. Percent of Class (third column above) is based on 5,517,000 shares of common stock outstanding as of the date of this filing.


ITEM 5.    DIRECTORS AND EXECUTIVE OFFICERS

                           Position(s) Held and
Name                 Age    Duration of Service   Family Relation
----------------     ---    -------------------   ---------------
Nick Pirgousis        44    Chief Executive Officer   Brother of
                                                 George Pirgousis
Michael Floridino     41    President                   None
Frank Dolney          43    Secretary/Treasurer         None
George Pirgousis      58    Director                 Brother of
                                                  Nick Pirgousis
William A. Scott      55    Director                    None


All directors hold office until the next annual meeting of stockholders, held on April 1st of each year, and until their successors have been duly elected and qualified. There are no agreements with respects to the election of directors.

Set forth below is certain biographical information regarding the Company's executive officers and directors:

Nick Pirgousis, Chief Executive Officer, opened his first restaurant at the age of 18 in New York City. He has since owned, operated and managed restaurants in New York including the Park View Restaurant, Zoop Soups and Silver Spurs, of which he is still an owner. Mr. Pirgousis maintains a hand-on style of management and has been involved in every aspect of the growth of the Company. He has also overseen the growth of a number of establishments in the food and beverage industry as a consultant utilizing his restaurant expertise to advise on the operation and management of each entity.

Michael Floridino, President, is the Founder of the Company. He has been in the restaurant business nearly his entire life. At the age of 18, he held numerous management positions in restaurant chains, covering all aspects of operations, engaging in site selection, training, food suppliers and administration. In 1988, Mr. Floridino moved to Winter Haven, Florida and founded the first Floridino's. He is the owner and originator of the recipes of Floridino's which have been handed down to him through his family and perfected by him. Mr. Floridino's expertise lies within the food development and restaurant operations business.

Frank Dolney, Secretary/Treasurer, graduated in 1979 with a Bachelors of Business Administration in Finance and Economics. After graduation, Mr. Dolney took a position with Merrill Lynch Pierce Fenner & Smith as Asst. Operations Manager. In the last eighteen years Frank has worked as an investment executive in the areas of portfolio management, private placements and tax strategy. From 1990 to 1995, Mr. Dolney worked with AT Broad & Company in New York as investment executive in which he identified corporate finance and merger and acquisition candidates for top management.

George Pirgousis, the brother of Nick Pirgousis, has been a restauranteur for the past thirty five years. His expertise is the daily operations of restaurants with a strong emphasis in purchasing and inventory control.

To the best knowledge of management, during the past five years, no present or former director or executive officer of the
Company:

(1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or present of such a person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer within two years before the time of such filing;

(2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him form or otherwise limiting, the following activities:
(i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director of any investment company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; or (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodity laws;

(4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

(5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in subsequently reversed, suspended, or vacate;

(6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

The Company's Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in connection therewith, directors, officers, and beneficial owners of more than 10% of the Company's Common Stock are required to file on a timely basis certain reports under Section 16 of the Exchange Act as to their beneficial ownership of the Company's Common Stock.


Item 6.    EXECUTIVE COMPENSATION

SUMMARY

The following table summarizes the total compensation awarded or paid by the Company to its president, for the fiscal year ended December 31, 1998. No other executive officer of Electric City had a total annual salary and bonus in excess of $100,000 for fiscal 1998. Accordingly, Floridino's President is the only named officer of the Company under SEC rules.

                           Summary Compensation Table
(a)          (b)       (c)      (d)      (e)       (f)       (g)
  (h)    (i)
Name and                                Other   Restricted  Sec.
         All
Principal                              Annual     Stock
Underly.  LTIP  Other
Position    Year      Salary   Bonus   Compen.    Award
Options Payouts Comp.


Michael
Floridino
President   1998     $75,000     0        0         0        0
   0      0

The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has no plans at the present to compensate its directors.

COMPENSATION TABLE: None

CASH COMPENSATION
There was no cash compensation paid to any director or executive officer of the Company during the two fiscal years ended
June 30, 1999, with the exception of Michael Floridino who received cash compensation in the sum of $75,000.00 in conjunction with his position as president of the Company.

BONUSES AND DEFERRED COMPENSATION: None.

COMPENSATION PURSUANT TO PLANS: None.

PENSION TABLE: None.

OTHER COMPENSATION: None.

COMPENSATION OF DIRECTORS: None.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENT:
There are no compensatory plans or arrangements of any kind, including payments to be received from the Company, with respect to any person which would in any way result in payments to any such person because of his or her resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.


Item 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
            WITH MANAGEMENT AND OTHERS.

(a) On October 28, 1998, the Company issued 1,680,000 shares of restricted common stock, subject to Rule 144, to Toho Ventures Ltd., in exchange for 200 shares of common stock of Zoops Soups, Inc., representing 100% of the outstanding and issued stock in the company; and 200 shares of common stock of Floridino's, Inc., representing 100% of the outstanding and issued stock in the company. This consummated an acquisition of the two entities which became fully owned subsidiaries of the Company. Toho Ventures Ltd., is a company whose majority shareholder is Nick Pirgousis, the Chief Executive Officer of Floridino's International Holdings Inc.

(b) On February 23, 1999, the Company issued 50,000 shares of preferred restricted common stock to Michael Floridino, the Company's president, in connection with the purchase of three (3) parcels of real estate located at 1810 3rd Street, S.E., Winter Haven, Florida, 300 Cypress Gardens Blvd, Winter Haven, Florida 33880, 3560 Cypress Gardens Road, Winter Haven, Florida 33884. For additional consideration to Michael Floridino, the Company assumed the liabilities and encumbrances on each of those properties.

(c) During the course of the year to August 31, 1999, the Company received funding from Raffles Toho Inc., in the total sum of approximately $234,925. Raffles Toho is wholly owned by the Chief Executive Officer of the Company, Nick Pirgousis. The funds were advanced to assist the Company in the payment of its administrative and operating expenses from time to time. The advance of such funds is evidenced by three Promissory Notes.
The terms of the notes provide for interest to be assessed at an annual rate of 8.25%.

(d) During the course of the year to August 31, 1999, the Company received funding from Toho Partners, LLC, in the total sum of $60,000. Toho Partners is wholly owned by the Chief Executive Officer of the Company, Nick Pirgousis. The funds were advanced to assist the Company in the payment of its administrative and operating expenses from time to time. The advance of such funds are evidenced by two Promissory Notes. The terms of the notes provide for interest to be assessed at an annual rate of 8.25%.

INDEBTEDNESS OF MANAGEMENT:
To the best of Management's knowledge, during the fiscal years ended June 30, 1998 and 1999, there were no material transactions, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any director or executive officer, or any security holder who is known by the Company to own of record or beneficially more than 5% of any class of the company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

TRANSACTIONS WITH PROMOTERS:
To the best Knowledge of management, no such transactions exist.


Item 8.     LEGAL PROCEEDINGS

There are no legal proceedings outside of the ordinary course of business.


Item 9. MARKET PRICE OF AND DIVIDENDS FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
The Company's common stock is currently quoted on the Over the
Counter Bulletin Board (OTC-BB).   Within the past two fiscal
years, the company has traded at a low of $5.18 per share and at a high of $7.25 per share. The Company has approximately 47 shareholders of its common stock as of June 30, 1999 and only 1 holder of its preferred shares of common stock.


Item 10.    RECENT SALES OF UNREGISTERED SECURITIES

(a) On October 28, 1998, the Company issued 1,680,000 shares of restricted common stock, subject to Rule 144, to Toho Ventures Ltd., in exchange for 200 shares of common stock of Zoops Soups, Inc., representing 100% of the outstanding and issued stock in the company; and 200 shares of common stock of Floridino's, Inc., representing 100% of the outstanding and issued stock in the company. This consummated an acquisition of the two entities which became fully owned subsidiaries of the Company.

(b) On November 16, 1998, the Company issued 500,000 shares of restricted common stock to Hynford Holdings Inc., a Bahamian
Corporation, towards the purchase of various production machinery, auxiliary, plant and restaurant equipment owned by Hynford Holdings.

(c) On February 23, 1999, the Company issued 50,000 shares of preferred restricted common stock to Michael Floridino, in connection with the purchase of three (3) parcels of real estate located at 1810 3rd Street, S.E., Winter Haven, Florida, 300 Cypress Gardens Blvd, Winter Haven, Florida 33880, 3560 Cypress Gardens Road, Winter Haven, Florida 33884. For additional consideration to Michael Floridino, the Company assumed the liabilities and encumbrances on each of those properties.

(d) The Company in May 1999 conducted a private placement of 2,000,000 shares of common stock pursuant to Rule 505 of Regulation D of the Securities Act of 1933. The offering was made to accredited investors and as of June 30, 1999 was not fully completed. The offering was exempt from registration as the securities were placed pursuant to the exemption provided by Regulation D of the Securities Act of 1933.

(e) The Company in October 1997 conducted a private placement of 20,000 units with each unit consisting of 25 shares of common stock and 45 stock purchase warrants. The units were offered at a price of $5.00 per unit and all units offered were fully subscribed to raising the sum of $100,000.00 for the Company. The offering was exempt from registration as the securities were placed pursuant to the exemption provided by Rule 504 of Regulation D of the Securities Act of 1933.


Item 11.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
            REGISTERED

The Company is authorized under its certificate of incorporation to issue 25,000,000 shares of $.0001 par value common stock and 200,000 shares of preferred stock, par value $.01 per share. All of the common shares are entitled to one vote on any matter brought before the shareholders including the election of directors. The preferred stock may be issued in series and the board of directors is specifically vested with the authority to establish and designate series of preferred and fix rights, preferences, privileges and restrictions of any series of the preferred stock, including without limitation, those relating to any dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and sinking fund terms.



Item 12.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification of the Directors and Officers of the Company is authorized pursuant to the Company's Articles and By-laws and to the fullest extent permitted by Florida law. It is possible that the Company will be required to pay certain judgments, fines and expenses incurred by an officer or director, including reasonable attorneys' fees, as a result of actions or proceedings in which such officers and directors are involved by reason of being or having been an officer or director provided that said officer or directors acted in good faith.

Item 13.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
           FINANCIAL INFORMATION

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Directors
Floridino's International Holdings, Inc.


We have audited the accompanying consolidated balance sheets of Floridino's International
Holdings, Inc. ("the Company") and its subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Floridino's International Holdings, Inc.
and its subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

As more fully discussed in Note 2 to the consolidated financial statements, there are significant matters concerning the Company that raise substantial doubt as to the ability of the Company to continue as a going concern. Management's plans with regard to these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Infante Lago & Company
North Miami, Florida
Dated: October 12, 1999

            FLORIDINO'S INTERNATIONAL HOLDINGS INC.
                   CONSOLIDATED BALANCE SHEET
                AS OF DECEMBER 31, 1998 AND 1997


                                          1998              1997

ASSETS
Current Assets
  Cash                                   $15,502                -
  Royalties receivable                    11,826
12,250
  Inventory                               15,083
18,535
  Other Assets                            60,906
8,191
                                       ----------
----------
  Total Current Assets                  $112,317           $
38,976

Property and Equipment
  Equipment                              345,266
222,874
  Leasehold Improvements                 323,077
57,811
  Office and Other Equipment              56,925
55,694
                                       ----------
----------
   Total Property and Equipment         $725,268
$336,379

Less: Accumulated Depreciation          (213,246)
(130,408)
                                       ----------
----------
Property and Equipment                   512,022
205,971

Other Assets
 Organizational costs, net                 6,859
13,671
                                       ----------
----------
         TOTAL ASSETS                   $631,198
$258,618
                                       ==========
==========

LIABILITIES
Current Liabilities
 Outstanding checks in excess of
   Bank balance                         $ 19,903           $
1,144
 Accounts payable and accrued expenses   310,555
255,288
 Accrued Payroll taxes and related
   expenses                               93,989
27,898
 Deferred franchise fee revenue              -
59,500
 Loans payable - stockholder             152,799
21,071
 Loans payable - supplier                    -
24,280
 Current portion of obligations under
   capital leases                          6,490
-
 Current portion of long term debt       313,728
89,872
                                       ----------
----------
 Total Current Liabilities              $897,464
$479,053

Long term debt, net of current portion    71,584
326,459

Obligations under capital leases net
   Of current portion                     42,710
-


STOCKHOLDERS' DEFICIT
Common stock, par value $.001;
 25,000,000 shares authorized,
 4,959,000 shares issued and outstanding
 at December 31, 1998 and 2,518,000
 issued and outstanding at
 December 31, 1997                      $  4,959           $
2,518
Additional Paid in Capital               792,711
109,631
Accumulated Deficit                   (1,178,230)
(659,043)
                                     ------------
----------
 Total Stockholders' Equity             (380,560)
(546,894)

TOTAL LIABILITIES AND
STOCKHOLDERS' DEFICIT                   $631,198
$258,618

The accompanying notes are an integral part of these financial statements. The financial statements and the notes should be read in conjunction with the auditor's report.

            FLORIDINO'S INTERNATIONAL HOLDINGS INC.
               CONDENSED STATEMENT OF OPERATIONS
         FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                  1998                 1997
                                 ------               ------
REVENUES
 Food and Beverage Sales       $1,577,564           $1,478,196
 Franchise Fees                    59,500               34,000
 Food rebates                      27,783               13,501
 Royalty Fees                      32,207               49,298
 Equipment Sales Income                -                23,468
 Miscellaneous Income               8,596               19,601
                               ----------           ----------
 Total Revenues                 1,705,650            1,618,064

COSTS OF SALES:
 Costs of goods sold              573,966              514,767
                               ----------           ----------
 Gross Profits                  1,131,684            1,103,297

OPERATING EXPENSES:
 General Administrative           666,098              666,110
 Payroll and related expenses     725,682              567,497
 Depreciation and amortization     91,214               28,588
 Interest Expense                  29,322               31,842
                               ----------           ----------
 Total Operating Expenses       1,512,316            1,294,037

LOSS FROM OPERATIONS BEFORE
PROVISION FOR INCOME TAXES       (380,632)            (190,740)

 Provision for Income taxes            -                    -

LOSS FROM CONTINUING OPERATIONS  (380,632)            (190,740)

DISCONTINUED OPERATIONS
 Loss from operations of Bartow
   to be disposed                (122,880)             (65,602)
 Estimated loss on disposal
   during phase-out period        (15,675)                  -
                               ----------           ----------
NET LOSS                        $(519,187)           $(256,342)
                               ==========           ==========

LOSS PER SHARE:
 Basic:
  Loss from continuing
     operations                 $   (0.14)            $  (0.07)
  Loss from discontinued
     operations                     (0.05)               (0.03)
  Net loss per share                (0.19)               (0.10)

Weighted average shares
 outstanding                    2,698,974            2,518,000
                               ===========          ===========

The accompanying notes are an integral part of these financial statements. The financial statements and the notes should be read in conjunction with the auditor's report.

            FLORIDINO'S INTERNATIONAL HOLDINGS INC.
               CONDENSED STATEMENT OF CASH FLOWS
         FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                  1998                 1997
                                 ------               ------
CASH FLOWS FROM
OPERATING ACTIVITIES:
  Net Loss                     $(519,187)           $(256,342)
  Adjustments to Reconcile
    Net Loss to Net Cash
    Used in Operating
    Activities:
    Depreciation                  84,402               30,645
    Amortization                   6,812                1,831

 Changes in Assets and
  Liabilities
  Increase/(Decrease) In:
   Royalties Receivable              424                4,652
   Note Receivable - Shareholder      -                37,715
   Inventory                       3,452                 (205)
   Other Assets                  (61,715)               4,551
   Organizational Costs               -               (12,449)
  Increase/(Decrease) In:
   Outstanding checks in excess
     Of bank balance              18,759              (33,182)
   Accounts payable               55,267               48,784
   Accrued payroll taxes and
     related expenses             66,091                6,433
   Deferred franchise fee
     revenue                     (59,500)              10,500
                               ----------           ----------
NET CASH USED IN
OPERATING ACTIVITIES            (405,195)            (157,067)

CASH FLOW FROM
INVESTING ACTIVITIES:
 Additions to property and
   Equipment                    (390,453)             (40,391)
                               ----------           ----------
NET CASH USED IN
INVESTING ACTIVITIES            (390,453)             (40,391)

CASH FLOWS FROM FINANCING
ACTIVITIES:
 Proceeds from long-term debt         -                81,885
 Principal payment on
   long-term debt                (31,019)             (37,978)
 Proceeds from capital leases     49,200                   -
 Issuance of common stock        685,521              118,200
 Purchase of minority interest        -               (10,000)
 Loans payable - stockholder     131,728               21,071
 Loans payable - supplier        (24,280)              24,280
                               ----------           ----------
NET CASH PROVIDED BY
FINANCING ACTIVITIES             811,150              197,458
                               ----------           ----------
NET INCREASE/(DECREASE) CASH      15,502                   -

CASH AT BEGINNING OF YEAR             -                    -
                               ----------           ----------
CASH AT END OF YEAR              $15,502              $    -
                              ===========          ===========

SUPPLEMENTAL DISCLOSURES:
 Cash paid for interest expense   29,322               43,007
 Stock issued for purchase
   of equipment                   87,079                   -
 Stock issued for acquisition
   of subsidiary                 337,442                   -
                               ----------           ----------
                                $453,843              $43,007
                              ===========          ===========
The accompanying notes are an integral part of these financial statements.  The financial statements and the notes should be read
in
conjunction with the auditor's report.

                       FLORIDINO'S INTERNATIONAL HOLDINGS INC.
                     STATEMENT OF SHAREHOLDERS'EQUITY (DEFICIT)
                  FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                         Total                           Total
                      Number of  Common   Additional  Accumulated
Shareholders'
                        Shares   Stock   Paid in Cap    Deficit

Equity

----------------------------------------------------------------


BALANCE
JANUARY 1, 1997      1,800,000   $1,800   $ 2,149      $(402,701)

$(398,752)

Issuance of common
stock in private
placement              500,000      500    99,500             -

 100,000

Issuance of common
stock in lieu of
payment for services   200,000      200        -              -

     200

Purchase of minority
interest in Bartow Inc.     -        -    (10,000)            -

 (10,000)

Issuance of common
stock due to exercise
of warrants             18,000       18    17,982             -

  18,000

Net Loss                    -        -         -        (256,342)

(256,342)

----------------------------------------------------------------
BALANCE
DECEMBER 31, 1997    2,518,000    2,518   109,631       (659,043)

(546,894)

================================================================

BALANCE
JANUARY 1, 1998      2,518,000    2,518   109,631       (659,043)

(546,894)

Issuance of common
stock in connection
with acquisition of
subsidiaries         1,680,000    1,680   335,762             -

 337,442

Issuance of common
stock for the purchase
of equipment           500,000      500    86,579             -

  87,079

Issuance of common
stock in connection
with exercise of
warrants               261,000      261   260,739             -

 261,000

Net Loss                    -        -         -        (519,187)

(519,187)

----------------------------------------------------------------
BALANCE
DECEMBER 31, 1998    4,959,000    4,959   792,711      1,178,230

 380,500

================================================================

The accompanying notes are an integral part of these financial statements. The financial statements and the notes should be read in conjunction with the auditor's report.

               FLORIDINO'S INTERNATIONAL HOLDINGS, INC.
               CONSOLIDATED STATEMENT OF OPERATIONS
          FOR THE SIX (6) MONTH PERIOD ENDED JUNE 30, 1999


                                              30         30
                                             JUNE       JUNE
                                             1999       1998
                                       -------------------------
REVENUE:

GROSS SALES                              $  801,265   $1,023,608
LESS: COST OF SALES                        (350,533)    (323,805)
                                       -------------------------
CONSOLIDATED GROSS PROFIT:                 $450,732     $699,803

LESS GENERAL AND ADMINISTRATIVE
EXPENSES                                  (741,189)    (852,512)

NET INCOME/LOSS FROM OPERATIONS            (290,457)   (152,709)

INCOME TAX EXPENSE                                0            0
                                       -------------------------
NET INCOME/LOSS                         $  (290,457)  $ (152,709)
                                       =========================

               FLORIDINO'S INTERNATIONAL HOLDINGS, INC.
            CONSOLIDATED STATEMENT OF FINANCIAL POSITION
          FOR THE SIX (6) MONTH PERIOD ENDED JUNE 30, 1999

                                             30          30
                                            JUNE        JUNE
                                            1999        1998
                                       -------------------------

CURRENT ASSETS
CASH                                      $ 313,695   $  (44,025)
ACCOUNTS RECEIVABLE                          24,755       94,984
MERCHANDISE INVENTORY                       18,535       14,782
PREPAID EXPENSE                               1,466            0
MARKETABLE SECURITIES @ COST                 98,500            0
                                       -------------------------
OTHER ASSETS:
PROPERTY & EQUIPMENT(NET OF
ACCUMULATED DEPRECIATION OF
$199,732 as 1999 AND
$144,234 at 1998)                         1,354,111      168,005

SECURITY DEPOSITS, ORGANIZATIONAL
COSTS & NON-COMPETE AGREEMENT COSTS          74,645       11,430

NET OF ACCUMULATED AMORTIZATION OF
$48,576 IN 1999 & $40,576 IN 1998            15,264       13,671
                                       -------------------------
TOTAL ASSETS                             $1,900,971    $ 258,847
                                       =========================

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

ACCOUNTS PAYABLE                          $ 401,317        $
276,094
TAXES PAYABLE                               33,701       47,588
ACCRUED EXPENSES                              9,055
1,788
DEFERRED FRANCHISE FEE PAYABLE                   0       59,500
CURRENT PORTION OF CAPITALIZED LEASE         17,821            0
CURRENT PORTION OF NOTES PAYABLE            78,640       22,930
CURRENT PORTION OF BANK LOANS PAYABLE       64,200       59,290
                                       -------------------------
                                           $604,734    $467,190
LONG TERM PORTION OF LEASES                  71,286           0
LONG TERM PORTION OF NOTES                 314,561       91,722
LONG TERM PORTION OF BANK LOANS            385,318      355,741
LOANS PAYABLE TO STOCKHOLDERS                   426,053
21,071
                                       -------------------------
                                         $1,197,218    $468,534
                                       -------------------------
TOTAL LIABILITIES                       $1,801,952     $935,724

SHAREHOLDERS EQUITY:

COMMON STOCK, PAR VALUE 0.001,
25,000,000 SHARES AUTHORIZED                $5,617    $   2,518

PAID IN CAPITAL                          1,136,653      109,631
COMMON STOCK SUBSCRIPTION DUE               342,436           0
ACCUMULATED DEFICIT                          (1,387,687)
(789,026)
                                       -------------------------
TOTAL STOCKHOLDERS' EQUITY                  $99,010   $(676,677)
                                       -------------------------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                      1,900,971      258,847

               FLORIDINO'S INTERNATIONAL HOLDINGS, INC.
            CONSOLIDATED STATEMENT OF FINANCIAL POSITION
          FOR THE SIX (6) MONTH PERIOD ENDED JUNE 30, 1999

                                             30          30
                                            JUNE        JUNE
                                            1999        1998
                                       -------------------------
OPERATING ACTIVITIES:
NET INCOME                              $ (290,457)  $ (152,709)
ADJUSTMENTS TO RECONCILE NET INCOME
ITEMS NOT REQUIRING THE USE OF CASH
DEPRECIATION AND AMORTIZATION                    34,598
34,588

CHANGES IN OTHER OPERATING ASSETS AND
LIABILITIES                                (44,903)     (14,326)
ACCRUED EXPENSE                              8,955      (10,253)
WITHOLDING & SALES TAX  PAYABLE            (63,961)      19,690
LOAN PAYABLE TO SHARE HOLDER               404,982            0
CAPITALIZED LEASE PAYABLE                   89,107            0
SECURITY DEPOSITS                           (12,222)      (5,825)
ACCOUNTS PAYABLE                           148,243       57,300
NOTES AND LOANS PAYABLE TO BANKS
  & THIRD PARTIES                          384,644            0
                                       -------------------------
NET CASH PROVIDED (USED BY)
  OPERATORS                                658,986      (42,881)

INVESTING ACTIVITIES

PURCHASE OF PROPERTY AND EQUIPMENT             (891,144)
0
PURCHASE OF MARKETABLE SECURITIES          (98,500)           0
NET CASH PROVIDED (USED BY)
  INVESTING ACTIVITIES                    (330,658)     (42,881)
                                       -------------------------
FINANCING ACTIVITIES
PROCEEDS FROM CONTRIBUTED CAPITAL           688,378           0

NET CASH PROVIDED (USED BY)
  INVESTING ACTIVITIES                      688,378            0

NET INCREASE (DECREASE) IN CASH
DURING PERIOD                              357,720      (42,881)

CASH BALANCE AT BEGINNING OF PERIOD        (44,025)      (1,144)
CASH BALANCE AT END OF PERIOD                 $ 313,695    $
(44,025)

              FLORIDINO'S INTERNATIONAL HOLDINGS INC.
             STATEMENT OF SHAREHOLDERS'EQUITY (DEFICIT)
          FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

NOTE 1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS
Floridino's International Holdings, Inc., the "Company", was incorporated on June 25, 1997, in the State of Florida to develop, own, operate and franchise family style neighborhood
Italian restaurants.

During July of 1997, the Company acquired all of the outstanding stock in Floridino's Pizza Etc. Inc., Floridino's of Lake Wales, Inc., Hard Ball Cafe, Inc., Floridino's Home of the Calzone, Inc., and Floridino's International, Inc., and a majority of the outstanding shares of common stock in Floridino's of Bartow, Inc., in a business combination accounted for as a pooling of interests. The Company issued 1,800,000 shares of stock having a $.001 par value per share to Michael Floridino in exchange for his interest in those corporations, under an exchange intended to qualify as a tax free exchange under Section 368 of the Internal Revenue Code. The acquired companies are primarily engaged in restaurant and restaurant franchising operations. The accompanying financial statements for the year ended December 31, 1997 are based on the assumption that the companies were combined for the full year, and financial statements of the prior year have been restated to give effect of the combination.

Details of the results of operations of the individual companies for the period before the combination that are included in the consolidated statements of operations and accumulated deficit are as follows:

                                             Six months ended
                                               June 30, 1997
                                            Revenue    Net Loss

     Floridino's Pizza Etc., Inc.          $214,922   $ (4,223)
     Floridino's of Lake Wales, Inc.        128,172    (42,610)
     Hard Ball Cafe, Inc.                   253,433    (27,022)
     Floridino's Home of the Calzone, Inc.  234,979        599
     Floridino's International, Inc.         89,649    (14,472)
     Floridino's of Bartow, Inc.            144,264    (57,723)
                                         -----------------------
                                         $1,065,419  $(145,451)
                                         =======================


Floridino's of Lakeland, Inc. ("Lakeland") was incorporated in September 1997, in the State of Florida to own and operate restaurants. In November 1997, Lakeland acquired the assets and assumed the liabilities of Floridino's of Lake Wales Inc.'s restaurant operation, and opened a new restaurant. The Company owns 80% of the outstanding shares of common stock in Lakeland.

On November 1, 1999, the Company acquired all of the outstanding stock of Floridino's of New York, Inc. and Zoop Soups, Inc. for 1,680,000 shares of common stock. The acquisition described above was accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of operations do not include any revenues or expenses related to these acquisitions prior to the respective closing dates. No goodwill was recognized due to management's inability to determine the future benefits to be derived. The accompanying consolidated financial statements for the year ended December 31,1998, include the earnings/(deficits) for these companies as of the date of acquisition.

On July 13, 1998, Floridino's Specialties, Inc. ("Specialties") was formed. Specialties is a development stage company primarily engaged in the manufacturing and marketing of frozen foods.


CONSOLIDATION POLICY
The accompanying consolidated financial statements include the accounts of the Company and all of its wholly owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

REVENUE AND COST RECOGNITION
The Company recognizes revenue from food and beverage sales as the service is provided. Revenue from franchise sales is recognized, net of allowance for uncollectible amounts, when substantially all significant services to be provided by the Company have been performed. Expenditures are recorded on the accrual basis whereby expenses are recorded when incurred, rather than when paid.

USE OF ESTIMATES
The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORY
Inventory is stated at the lower of cost (first-in, first-out method) or market and primarily consists of food products.

PROPERTY AND EQUIPMENT
Property and equipment is carried at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the respective assets that range from five to ten years. Expenditures for maintenance and repairs are charged to expense as incurred; major replacements and improvements are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

INCOME TAXES
The Company accounts for income taxes under the accrual method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates for the year in which the differences are expected to reverse.

The significant component of the net deferred tax asset at December 31, 1998, consists of the net operating loss carryforward that can be utilized to offset future taxable income. Management believes that, based on earnings through and subsequent to December 31, 1998, it cannot determine at this time whether a deferred tax asset can be realized in the near future. Therefore, a deferred tax asset has not been reflected in the accompanying financial statements as of December 31, 1998. As of December 31, 1998, the Company has net operating loss carry forwards for federal income tax purposes. At this time, management is unable to determine the amount of net operating loss carry forwards available to offset future profits.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The estimated fair value for financial instruments under SFAS NO. 107, Disclosures about Fair Value of Financial Instruments, are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair value of the Company's financial instruments, which include cash, accounts receivable and long-term debt approximates the carrying value in the consolidated financial statements.

ORGANIZATION COSTS
Organizational costs consist of costs incurred as a result of the Company's private offering. These costs are being amortized over sixty months.

ACCOUNTING PRONOUNCEMENTS
Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued in June 1998 and is effective for fiscal quarters beginning after June 15, 1999. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that entities recognize derivative instruments as either assets or liabilities in the statement of financial position and measure these instruments at fair value. Management has concluded that the adoptions of SFAS No. 133 will not have a material impact on the financial position of the Company or its results of operations.

RECLASSIFICATIONS
Certain assets in the 1997 financial statements have been reclassified to conform to the 1998 financials statement presentation.


NOTE 2. SUMMARY OF CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

GOING CONCERN CONSIDERATIONS
The accompanying consolidated financial statements have been presented in accordance with generally accepted accounting principles, which assume the continuity of the Company as a going concern. However, during the years ended December 31, 1998 and 1997, the Company experienced, and continues to experience, certain going concern and liquidity problems. The Company has incurred net losses of $519,187 and $256,343 for the years ended December 31, 1998 and 1997. The Company's consolidated financial position reflects a working capital deficiency of $785,147 at December 31, 1998. These conditions raise substantial doubt as to the ability of the Company to continue as a going concern.

Management's plans with regard to this matter encompass the following actions:

The Company plans to raise equity funds from private placements of its common stock.

From the proceeds of these anticipated offerings, the Company plans to pay outstanding liabilities, continue to explore selling franchises, develop divisions for their restaurant operations, and expand the frozen food division.

The eventual outcome of the success of management's plans cannot be ascertained with any degree of certainty. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

LITIGATION
The Company and its subsidiaries are defendants in various lawsuits filed by numerous suppliers for services rendered. The Company has accrued the amounts of the proposed settlements in the accompanying consolidated financial statements, as well as the amounts of potential outstanding claims disclosed by the Company's outside legal counsel.

FRANCHISE OPERATIONS
The following is a description of the most significant risks facing a franchisor and how the Company mitigates those risks:

Legal/Regulatory Risk - the risk that changes in the regulatory environment in which the franchisor operates creates additional expenses not anticipated by the franchisor in pricing its products. That is, regulatory initiatives designed to regulate franchisor's disclosures to its franchisee. The Company mitigates this risk by monitoring proposed regulatory legislation and by assessing the impact of new laws.

Credit Risk - the risk that a franchise will default on fees owed to the Company. The Company minimizes this risk by adhering to a conservative selection process of franchises and by maintaining sound franchise agreements with each franchisee, and by providing for any amounts deemed uncollectible.

Interest Rate Risk - the risk that interest rates will change and cause a decrease in the value of a franchisor's investment. To the extent that liabilities come due more quickly than assets mature, a franchisor might have to sell assets prior to maturity and potentially recognize a gain or a loss. The Company mitigates this risk by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities.


NOTE 3. LONG-TERM DEBT

Long-term debt consists of the following at December 31, 1998 and 1997:

                                                  1988     1997
HARDBALL CAFE INC.

Note payable, Colonial Bank, payable in
monthly installments of 1.5% of the outstanding
balance, including interest at a fixed annual
rate of 9.25%.  In 1997, the loan was secured
by personal assets owned by a stockholder of
the Company.  The loan was refinanced in 1998. $     -   $21,427

Note payable, First Union Bank, payable in
monthly installments of $500, including interest
at the prime rate as published by the Wall Street
Journal, plus 2%.  The loan is secured by
restaurant equipment and has a balloon payment of
approximately $37,000, plus interest, due on
November 20, 1999.                                42,259  42,356

Note payable, First Union Bank, payable in
monthly installments of $40, including interest
at a fixed annual rate of 12%.  The loan is
unsecured.                                         2,300   2,556


FLORIDINO'S OF LAKE WALES, INC.

Note payable, First Union Bank, payable in
monthly installments of $350, including interest
at the prime rate as published by the Wall Street
Journal, plus 2%.  The loan is unsecured and has a
balloon payment of approximately $17,400, plus
interest, due on February 2, 2000.                20,476  21,570

Note payable, Colonial Bank, payable in monthly
installments of $775, including interest at the
prime rate as published by the Wall Street
Journal, plus 2%.  The loan is secured by
restaurant equipment and was due in full on
December 23, 1997.  The Company retired the debt
in 1999.                                          46,241  38,650

Note payable, payable in monthly installments
of $475, including interest at a fixed annual
rate of 8%                                            -    5,410


FLORDINO'S INTERNATIONAL INC.

Note payable, Colonial Bank, payable in monthly
installments of $522, including interest at a
fixed annual rate of 11.25%.  The loan is secured
by equipment and has a balloon payment of
approximately $24,100, plus interest, due on
June 8, 2000.                                     33,987  36,172

Note payable, First Union Bank, payable in
monthly installments of $166, including interest
at the prime rate as published by the Wall Street
Journal, plus 2%.  The loan was retired in 1988.      -      885

Note payable, Lanier, payable in monthly
installments of $128, including interest at a
fixed annual rate of $4. The loan was retired
in 1998.                                              -      323

Note payable, Honkamp Krueger & Co., P.C., payable
in monthly installments of $541, including interest
at a fixed annual rate of 9%.  The loan is secured
by property owned personally by a stockholder of
the company, and has a balloon payment of
approximately $48,800, plus interest due on
May 21, 2000.                                     51,060  52,215

Note payable, Honkamp Krueger & Co., P.C., payable
in monthly installments of $177, including interest
at a fixed annual rate of 9%.  The loan is secured
by property owned personally by a stockholder of
the company, and has a balloon payment of
approximately $11,100, plus interest due on
October 10, 2000.                                 13,190  13,855

Note payable, David Mills, payable in monthly
installments of $200.  The loan is non-interest
bearing.  The loan was retired in 1998.               -    2,100


FLORIDINO'S OF BARTOW, INC.

Note payable, Colonial Bank, payable in monthly
principal installments of $655, plus interest at
the prime rate as published by the Wall Street
Journal, plus 2%.  The loan is secured by
restaurant equipment and has a balloon payment
of approximately $33,000 plus interest, due on
July 23, 1999.                                    38,359  48,577

Note payable, Citrus & Chemical Bank, payable in
monthly installments of $184, including interest
at a fixed annual rate of 9.5%.  The loan is
secured by equipment and is due in full on
March 29, 1998.                                      752     752


FLORIDINO'S INTERNATIONAL HOLDINGS INC.

Note payable, former shareholder, payable in
monthly installments of $500, including interest
at a fixed annual rate of 8%.  The loan is due in
August 1999.                                       3,591   9,063

Note payable, vendor, payable in monthly
installments of $1,500, including interest at
a fixed annual rate of 13%.  The loan is
unsecured.                                         9,884      -

Note payable, individual, payable on demand.
Interest is payable monthly at a fixed annual
rate of 8%.  The loan is unsecured.               16,510      -


FLORIDINO'S PIZZA ETC., INC.

Note payable, Colonial Bank, payable in monthly
installments of $212, including interest at a
fixed annual rate of 9.75%.  The loan is secured
by a second mortgage on property owned by a
stockholder of the company and is due in full
on February 28, 2001.                              5,133   7,070

Note payable, First Union Bank, payable in
monthly installments of $500, including interest
at the prime rate as published by the Wall
Street Journal, plus 2%.  The loan is secured by
a second mortgage on property owned by a
stockholder of the Company and has a balloon
payment of approximately $37,000, plus interest,
due on November 20, 1998.                         43,161  43,909

Note payable, First Union Bank, payable in
monthly installments of $231, including interest
at the prime rate as published by the Wall
Street Journal, plus 2%.  The loan is secured by
vehicles and is due in full on March 3, 2000.      5,133   6,945

Note payable, First Union Bank, payable in
monthly installments of $332, including interest
at the prime rate as published by the Wall
Street Journal, plus 2%.  The loan is secured
by personal property owned by a stockholder of
the Company and is due in full on December 20,
2000.                                              7,705  10,290

Note payable, Ledwig, payable in monthly
installments of $529, including interest at a
fixed annual rate of 10%.  The loan is secured
by restaurant equipment and is due in full in
October 1999.                                      5,535  10,602

Note payable, First Union Bank, payable in
monthly installments of $500, including interest
at the prime rate as published by the Wall Street
journal, plus 2%.  The loan is secured by
restaurant equipment and a vehicle owned by a
stockholder of the company, and has a balloon
payment of approximately $36,000, plus interest,
due on November 20, 1998.                         40,036  41,604
                                                ----------------
                                                 385,312 416,331
Less: Current Maturities                         313,728  89,872
                                                ----------------
Long Term Debt                                    71,584 326,459
                                                ================



NOTE 4.  LEASE OBLIGATIONS

The Company leases certain restaurant and office space, and certain equipment, under operating leases. Most of the Company's operating leases are for a period of three or five years with renewal options.

At December 31, 1998, total future minimum lease payments under operating leases are as follows:

       Year ended December 31,
       1999                                        $126,721
       2000                                          45,894
                                                  ----------
       Total future minimum lease payments         $172,615


The Company is the lessee of certain computer equipment under capital leases expiring in 2003. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are amortized over the lower of their related lease terms or their estimated productive lives. There was no amortization of assets under capital leases for 1998 and 1997. Computer equipment held under capital leases was $49,200 and $0 for 1998 and 1997, respectively.

Minimum future lease payments, under capital leases as of December 31, 1998, for each of the next five years and in the aggregate are:

       Year ended December 31,
       1999                                        $ 15,900
       2000                                          15,900
       2001                                          15,900
       2002                                          15,900
       2003                                          15,900
       Thereafter                                        -
                                                 ------------
                                                     79,500
       Less: Amount representing interest           (30,300)
                                                 ------------
       Present value of net minimum lease payment    49,200
       Less: Current portion                         (6,490)
                                                 ------------
       Obligations under capital leases net
        Of current portion                         $ 42,710
                                                 ============


Interest rates on capitalized leases vary from 19% to 21% imputed based on the lower the of Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.


NOTE 5.  FRANCHISE AGREEMENTS

Under the provisions of the franchise sales agreements, the Company agrees to provide services to assist the franchise in setting up and operating a restaurant. The service provided includes assistance in site selection, training personnel, implementation of an accounting system, design of quality control programs, and operating assistance.

During the year ended December 31, 1997, Floridino's
International, Inc. sold five franchises. There were eight franchise outlets in operation as of December 31, 1998 and nine as of December 31, 1997.

The Company defers recognition of franchise fee revenue until they have fulfilled all of their required services stipulated in the franchise agreements. There were no amounts recorded for deferred revenue from franchised outlets at December 31, 1998, and $59,500 recorded at December 31, 1997.


NOTE 6.  RELATED PARTY TRANSACTIONS

Floridino's International, Inc. and Floridino's Pizza Etc., Inc. rent real property from a Floridino's International Holdings, Inc.'s shareholder, and President, Michael Floridino. There is no formal lease agreement between this shareholder and the Company or its wholly owned subsidiaries, Floridino's International, Inc. and Floridino's Pizza Etc., Inc. Total rent paid to the shareholder during the years ended December 31, 1998, and 1997, approximated $26,000 and $32,000, respectively.


NOTE 7.  COMMON STOCK AND WARRANTS

PRIVATE OFFERING

During July of 1997, the Company initiated a private offering. The offering consisted of 20,000 Units, each Unit consisting of 25 shares of common stock, and 45 redeemable common stock purchase warrants, at a price of $5.00 per Unit. Each stock purchase warrant included in the Units is exercisable into one share of the Company's common stock at a price of $1.00 per share during the nine month period after the closing of the offering. These warrants were extended until December 6, 1998.
Accordingly, the Company issued 500,000 shares of common stock and 900,000 warrants as a result of the private offering. The Company issued an additional 200,000 restricted shares of common stock in lieu of payment for services rendered in connection with the private offering. The common stock and warrants constituting a Unit may be separately transferred at any time after issuance.

In December 1997, 18,000 shares of common stock were purchased under the warrants.

In 1998, the Board voted to extend the warrants through March of 1999. In 1998, 261,000 warrants were exercised at $1.00 per share.


RESTRICTED STOCK

Until such time as a public market exists for the common stock of the Company, the shares owned by insiders, officers and directors totaling 2,000,000 are deemed "restricted securities" as that term is defined under the Securities Act; and in the future these shares may be sold under Rule 144, which provides in essence, that a person holding restricted securities for a period of one year may sell every three months an amount equal to the greater of (a) one percent of the Company's issued and outstanding common stock or (b) the average weekly trading volume of the common stock during the four calendar weeks prior to such sale.


NOTE 8. DISCONTINUED OPERATIONS

The Company discontinued the operations of its subsidiary in Bartow, Florida, which resulted in an after tax loss of $122,880 in 1998 and $65,602 in 1997. The subsidiary's long-term debt was assumed by the Company. (See Note 3).


NOTE 9.  SUBSEQUENT EVENTS

RESTAURANTS

During 1999, in order to streamline operations, all unprofitable restaurants existing in 1998 were closed. The only restaurant remaining in Florida is the North Lakeland operation. The North Lakeland store is being renovated and will be fully operational by the end of October 1999. This store will be a full service restaurant.

The Floridino's New York and Zoop Soups operation have been merged into one restaurant. The new restaurant, located at Broadway and 23rd Street, in Manhattan, New York, will serve as the test store for the Company's new urban concept. The 23rd Street location has been opened since September 1, 1999.

The Company is opening two express concept restaurants in Lake
Wales and Delray, Florida. The "Floridino's Fast Italian" concept restaurants are under construction and are targeted to open on December 1, 1999.

FROZEN FOOD DIVISION

During 1999, Floridino's Specialties Distribution, Inc., the frozen foods division, expanded and renovated its manufacturing facility. The division has secured USDA approval to commence production. It is anticipated that the plant will begin to fulfill orders in November of 1999. The division will private label product for restaurant chains and will sell its own brand through food brokers and super markets.

COMMON STOCK AND WARRANTS

During 1999, the remaining warrants issued under the July 1997 private placement were exercised. In total, 837,000 of the original warrants have been exercised. The remaining 63,000 original warrants have lapsed. The exercise price of $1.00 per share was paid for the issuance of 135,000 shares of common stock. An additional 423,000 shares were issued at $0.50 per share.

In July of 1999, the Company raised $1,000,000 in capital through a Regulation D 505 private placement offering. Two million shares of common stock were sold at $0.50 per share.

Additional shares of stock, totaling 140,000, were issued to individuals in partial payment for services rendered and/or to be rendered, during 1999.

FRANCHISE OPERATIONS

The Company is in the process of updating its Uniform Franchise
Offering Circular (UFOC). The Company plans to market several new franchise concepts to potential franchisees in the second quarter of 2000.

DEBT REDUCTION

A substantial portion of the capital raised through private placement offerings has been utilized to restructure and reduce the Company's long-term debt. All of the loans payable to Colonial Bank have been satisfied in 1999. Currently, all obligations to First Union Bank are being negotiated. It is the opinion of outside counsel, that the obligations to First Union will be satisfied for approximately 50% of the principal amounts owing. The accompanying financial statements do not include the effects of this uncertainty.


NOTE 10.  YEAR 2000 READINESS STATEMENT (UNAUDITED)

The Company is actively addressing the issues related to the date change in year 2000. This is necessary because many computer systems were programmed using only two digits to contain the year in the date fields. On January 1, 2000, many of these programs will fail to perform date calculations correctly and produce erroneous results. This could temporarily prevent the Company from processing business transactions. The Company began efforts to address this issue.

Currently, all computer systems including both IT and non-IT systems and work is underway to remedy those systems deemed to be year 2000 non-compliant. The non-IT systems are primarily systems with embedded processors such as telephones and security systems. The remediation of the IT and non-IT systems is expected to be completed by the end of 1999. The Company has obtained letters of certification from its mission critical computer systems and software vendors.

The costs associated with the remediation efforts have been internally generated. Any external costs, projected to be incurred, to achieve compliance will be funded from the Company's existing working capital and are not expected to be material in nature.

There are significant risks associated with the year 2000 issues. Many of these risks such as those associated with electrical power or telecommunications are outside the reasonable control of the Company. Although the Company believes its remediation and contingency planning efforts adequately identify and address the year 2000 issues that are within the Company's reasonable control, there can be no assurance that the Company's efforts will be fully effective. Due to the significant risks, the Company's management is monitoring these efforts very closely.

Item 14.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
             ACCOUNTING AND FINANCIAL DISCLOSURE
No changes in and disagreements with accountants on accounting and financial disclosure.


Item 15.     FINANCIAL STATEMENTS, EXHIBITS AND
             REPORTS ON FORM 8-K

(A) FINANCIAL STATEMENTS
The Following financial statements are filed as part of this registration statement:

    Balance Sheet
    Statement of Loss
    Statement of Cash Flows
    Statement of Shareholders' Equity (Deficit)
    Selected Financial Data

(B) EXHIBITS AND INDEX OF EXHIBITS
The following exhibits are included in Item 13(c). Other exhibits have been omitted since the required information is not applicable to the registrant.

EXHIBIT

   3         Certificate of incorporation and by-laws

   10.1 Agreement between Michael Floridino and Company dated May 20, 1999

   10.2      Promissory Note Between Floridino's Inc. and
             Raffles Toho Inc.

   10.3      Promissory Note Between Floridino's Inc. and
             Raffles Toho Inc.

   10.4      Promissory Note Between Floridino's Inc. and
             Toho Partners, LLC

   10.5      Promissory Note Between Floridino's Inc. and
             Raffles Toho Inc.

   10.6      Promissory Note Between Floridino's Inc. and
             Toho Partners, LLC


(C) REPORTS ON FORM 8-K
No Report on Form 8-K was filed during the period for which this Annual Report is filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


FLORIDINO'S INTERNATIONAL HOLDINGS INC.
----------------------
(Registrant)
Date: October 20, 1999

By: /s/ Nick Pirgousis
    ----------------------
    CEO